Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, Georgia 30305

May 10, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	Fidelity Southern Corporation (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-224696)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be effective under the Securities Act, on Tuesday, May 15, 2018 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Fidelity Southern Corporation

By:	/s/Charles D. Christy
	Name:	Charles D. Christy
	Title:	Chief Financial Officer